JNL SERIES TRUST
                    1 Corporate Way, Lansing, Michigan 48951
                                 (517) 381-5500


March 28, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: JNL Series Trust
    File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting herewith for filing through EDGAR Post-Effective Amendment No. 60 to the Registration Statement under the Securities Act of 1933 and Amendment No. 61 under the Investment Company Act of 1940 for the above-referenced Registrant. This filing is being made pursuant to paragraph (b) of Rule 485 to incorporate comments received from the Securities and Exchange Commission and to reflect other changes.

If you have any  questions, please  contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary

encs.